ATTACHMENTS FOR N-SAR SUB-ITEM 77C
12-31-04 FYE FOR J.P. MORGAN FLEMING SERIES TRUST



On December 15, 2004, Special Meetings of the shareholders of JPMorgan Multi-Manager Small Cap
Growth Fund and JPMorgan Multi-Manager Small Cap
Value Fund (the Funds), were held.

At the meeting, the shareholders of the Funds voted on election of new a Board of Trustees for J.P.
Morgan Fleming Series Trust (the Trust). With respect to this matter there were 28,536,688 affirmative votes and 1,628 negative votes of shareholders for Cheryl Ballenger, 28,536,688 affirmative votes and 1,628 negative votes of shareholders for Jerry B. Lewis, 28,536,688 affirmative votes and 1,628 negative votes of shareholders for John R. Rettberg, 28,536,688 affirmative votes and 1,628 negative votes of shareholders for John F. Ruffle and 28,536,688 affirmative votes and 1,628 negative votes of shareholders for Ken Whipple.

Shareholders of the Funds, on behalf of the Trust, also voted on the ratification of PricewaterhouseCoopers LLP as independent auditors.
With respect to this matter there were 28,525,600 affirmative votes and 2,716 negative votes of shareholders.

Shareholders of the JPMorgan Multi-Manager Small Cap
Growth Fund also voted on a sub-advisory agreement between J.P. Morgan Investment Management Inc. and
Oberweis Asset Management, Inc. With respect to this matter there were 13,858,962 affirmative votes and 7,205 negative votes.